

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

January 28, 2008

VIA U.S. MAIL

Ross A. Goolsby
Chief Financial Officer
Heathtronics, Inc.
1301 Capitol of Texas Highway, Suite B-200
Austin, Texas 78746

> **Re:** **Healthtronics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 15, 2007**
> **File No. 000-30406**

Dear Mr. Goolsby:

       We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                                      Sincerely,

                                                      Martin F. James
                                                      Senior Assistant Chief Accountant